Via Facsimile and U.S. Mail
Mail Stop 6010

November 16, 2007

Mr. Richard Houghton
Chief Financial Officer
Aspen Insurance Holdings Ltd
Maxwell Roberts Building
1 Church Street
Hamilton, Bermuda HM11

Re: **Aspen Insurance Holdings Ltd.**
       Form 10-K for the Year Ended December 31, 2006
       Filed February 22, 2007
       File No. 001-31909

Dear Mr. Houghton:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us your analysis as to how you have determined you are a "foreign private issuer" under Rule 3b-4(c).

Item 1 Business, page 3

Underwriting, Risk Management and Reinsurance, page 13

Reserves, page 19

2. You indicate that you considered a point estimate determined by an independent consulting actuary. This reference suggests to an investor that you are placing reliance on the firm. Please include the name of the valuation firm in the '34 Act filing. Additionally, if the Form 10-K is incorporated by reference into a '33 Act registration statement, a consent from the valuation specialist must be provided in the '33 Act registration statement.

Item 9A Controls and Procedures, page 104

3. Your disclose that "the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in this report is recorded, processed, summarized and reported in a timely fashion." Please tell us and disclose whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rules 13a-15(e) and 15d-15(e).

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. You may contact Sonia Barros, Staff Attorney, at (202) 551-3655 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant